ETFS Trust 485BPOS

Schedule A

to the Investment Advisory Agreement

between ETFS Trust

and ETF Securities Advisors LLC

Name of Series:	Fee %
ETFS Bloomberg All Commodity Strategy K-1 Free ETF	0.29%
ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF	0.29%
ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF	0.39%
ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF	0.39%
ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF	0.39%